Exhibit 99.2

Annual General Meeting of Shareholders of Purple Biotech Ltd.

Date: December 22, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain	Do you have a "Personal Interest"[1] in the Matter of the Proposal? Yes	No
Proposal 1:	To approve the election of three directors to serve as third class directors, each for a three year term until the annual general meeting to be held in 2024, and until their respective successors are duly elected and qualified, on the terms set forth in the Proxy Statement:					
	1. A: Isaac Israel	☐	☐	☐		
	1. B: Suzana Nahum-Zilberberg	☐	☐	☐		
	1. C: Ori Hershkovitz	☐	☐	☐		
Proposal 2:	To approve the issuance by the Company of a letter of exemption and a letter of indemnification to Robert Gagnon, a member of the Board of Directors.	☐	☐	☐		
Proposal 3A:	To approve the grant of options to Dr. Eric Rowinsky, the Chairman of the Board of Directors.	☐	☐	☐		
Proposal 3B:	To approve the grant of equity-based awards, in the form of options and RSUs, to Robert Gagnon, a member of the Board of Directors.	☐	☐	☐		
Proposal 3C:	To approve the grant of equity-based awards, in the form of options and RSUs, to Suzana Nahum-Zilberberg, a member of the Board of Directors, subject to her re-election as a director at the Meeting.	☐	☐	☐		
Proposal 3D:	To approve the grant of equity-based awards, in the form of options and RSUs, to Ori Hershkovitz, a director nominee, subject to his election as a director at the Meeting.	☐	☐	☐		
Proposal 4:	To approve an amendment to the annual bonus terms of Mr. Isaac Israel, the Company's Chief Executive Officer and a director.	☐	☐	☐	☐	☐
Proposal 5A:	To approve the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, the Company's Chief Executive Officer and a director.	☐	☐	☐	☐	☐
Proposal 5B:	Subject to the approval of the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, the Company's Chief Executive Officer and a director, to approve the payment of such bonus in the form of the Company's American Depositary Shares.	☐	☐	☐	☐	☐

[1] As such term is defined in the Israel Companies Law, 5799 – 1999, and as described in the Proxy Statement for the Annual General Meeting.

If I checked above that I have a "personal interest" in any or all of Proposal 4., Proposal 5.a. and Proposal 5.b., following are details in connection with such "personal interest":

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Authorized Signatures - This section must be completed for your instructions to be executed.

________________________ Please Sign Here   __________________ Please Date Above

________________________ Please Sign Here   __________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Purple Biotech Ltd. to be Held on December 22, 2021 for Holders as of November 15, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. December 15, 2021.

To review SGM related materials, including the full Proxy Statement, please visit:
http://kitovpharma.investorroom.com/Shareholder-Meetings

PROXY TABULATOR FOR
PURPLE BIOTECH LTD.
P.O. BOX 8016
CARY, NC 27512-9903

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Purple Biotech Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on December 15, 2021) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Purple Biotech Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 15, 2021 at the Annual General Meeting of Shareholders of Purple Biotech Ltd. to be held on December 22, 2021, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR PURPLE BIOTECH LTD. P.O. BOX 8016 CARY, NC 27512-9903